Mail Stop 3561

May 14, 2010

Howard T. Lyon
Vice-President, Treasurer and CFO
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

      Re: RGC Resources, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2009
            Filed December 16, 2009
            File No. 000-26591

Dear Mr. Lyon:

      We have reviewed your response letter dated April 7, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business, page 2

Services, page 2

1. We note your proposed revisions to page 13 of your financial statements in response to comment one of our March 29, 2010 letter. In view of your purchased gas adjustment mechanism references in two locations that precede the proposed Note 1 disclosure, please provide the proposed disclosure along with your initial reference to the purchased gas adjustment mechanism on page two of your Form 10-K. Alternatively, please provide a cross-reference to your proposed Note 1 disclosure in each location where you reference the purchased gas adjustment mechanism.

Exhibit 13. 2009 Annual Report to Shareholders

Other Risks, page 23

Environmental Legislation, page 23

2. Please revise your proposed disclosure in response to comment seven of our March 29, 2010 letter to state the expected effect of the bills that you reference. See Item 101(h)(4)(ix) of Regulation S-K.

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Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Nicholas C. Conte, Esq.
        Woods Rogers PLC
        Via Facsimile (540) 983-7711